SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                        (AMENDMENT NO. 3)

_________________________________________________________________

               AMPAL - AMERICAN ISRAEL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


            Class A Stock, par value $1.00 per share
_________________________________________________________________
                 (Title of Class and Securities)


                           032015 10 9
_________________________________________________________________
              (CUSIP Number of Class of Securities)

                   Kenneth L. Henderson, Esq.
         Robinson Silverman Pearce Aronsohn & Berman LLP
                   1290 Avenue of the Americas
                    New York, New York  10104
                         (212) 541-2000

_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          December 11, 1996
_________________________________________________________________
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
following:                                   ( )

Check the following box if a fee is being paid with this
Statement:                                   ( )

                          SCHEDULE 13D

CUSIP No. 032015-10-9
          -----------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
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                                                              __
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |__|

                                                              __
                                                         (b) |__|
---------------------------------------------------------------

3    SEC USE ONLY

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4    SOURCE OF FUNDS

     BK, AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED __
     PURSUANT TO ITEMS 2(d) or 2(E)                          |__|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
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          7    SOLE VOTING POWER
NUMBER OF      7,362,352

SHARES    -------------------------------------------------------
          8    SHARED VOTING POWER
BENEFICIALLY   0

OWNED BY  -------------------------------------------------------
          9
EACH           SOLE DISPOSITIVE POWER
               7,362,352
REPORTING

PERSON    -------------------------------------------------------
          10   SHARED DISPOSITIVE POWER
               0
WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,362,352
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   __
     CERTAIN SHARES                                          |__|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.14%
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14   TYPE OF REPORTING PERSON
     CO
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
          This statement constitutes Amendment No. 3 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp. ("Rebar") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer").

          Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 4.   Purpose of the Transaction

          Item 4 is hereby amended and supplemented by adding the following:

          Rebar and the Bank have reached an understanding that the Election Shareholder Meeting, as defined in the Stock Purchase Agreement described in the Schedule 13D, which under the terms of the Stock Purchase Agreement is required to take place no later than March 31, 1997, will take place in May 1997 in conjunction with the Issuer's annual meeting of stockholders. However, Rebar has not waived its right under the Stock Purchase Agreement to require the Election Shareholder Meeting to take place prior to March 31, 1997.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a) On December 11, 1996, the Supplemental Closing under the Stock Purchase Agreement described in the Schedule 13D took place. At the Supplemental Closing, the Seller delivered to Rebar 1,500,001 shares of Class A Stock of the Issuer, and Rebar released to the Seller the $11,798,583 (plus interest) deposit established at the Initial Closing. No additional consideration was required to be paid by Rebar at the Supplemental Closing.

          (b) Based on the number of shares of Class A Stock of the Issuer outstanding as set forth in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996, as adjusted to reflect the exchange by Bank Hapoalim B.M. of 3,000,000 shares of Common Stock of the Issuer for 3,000,000 shares of Class A Stock of the Issuer immediately following the Supplemental Closing, Rebar holds approximately 31.14% of the issued and outstanding Class A Stock of the Issuer.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                   REBAR FINANCIAL CORP.



                                   By:/s/  Raz Steinmetz
                                      -----------------------
                                      Name:   Raz Steinmetz
                                      Title:  Vice President

Dated:  December 18, 1996